INTERNATIONAL COMMERCIAL TELEVISION INC.


 COMMENT LETTER RESPONSES FOR FORM 10-KSB FOR THE YEAR ENDED DECEMEBR 31, 2005
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                      AND THE QUARTER ENDED MARCH 31, 2006
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ITEM  6.  Management's  Discussion  and  Analysis  or Plan of Operation, page 14
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     1.   We did  not  provide  disclosure  regarding  critical  accounting estimates or assumptions in the MD&A as the nature of any estimates or assumptions used during the period described in the 10-KSB were not material and did not have a material impact on the financial position or operating performance of the company.

     2. The potential effects of adoption of all accounting standards which have been issued but not yet adopted were not disclosed in the MD&A as the impact on the financial position or operating performance of the company is not expected to be material.


Plan  of  Operation:  Liquidity  and  Capital  Resources,  page  16
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     3.   We have  reviewed  APB  26  footnote  1  to  paragraph  20  and do not believe that APB 26 applies in the treatment of the forgiveness of the interest by Better Blocks Trust as there was no early extinguishment of debt but rather a forgiveness of the interest accrued on the note. The interest accumulated on the debt prior to its forgiveness was recorded based on the exchange amount between the Company and Better Blocks Trust, which was the amount of consideration accrued as established and agreed to by the related parties. Since the transaction was measured at the exchange amount, the forgiveness of the interest resulting from this transaction was included in net income for the period. We have amended the disclosure regarding the accounting for the accord interest forgiven on the note in the footnotes to our financial statements.

Item  8A  Controls  and  Procedures,  page  20
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     4.   The reference  on  the  10-KSB  has  been  changed and updated. Please see  change  on  page  20  of  the  10-KSB.

     5. The reference to the level of assurance of our disclosure controls and procedures has been removed.

     6. This paragraph has been revised accordingly to reflect the end of the period covered by this report, that being December 31, 2005. Item 3 of the 10-QSB for March 31, 2006 has been revised as well to reflect the end of the period covered by that report.

     7. The disclosure has been now been revised in both our 10-KSB for December 31, 2005 and 10-QSB for March 31, 2006.


Consolidated  Statements  of  Deficiency  in  Assets
----------------------------------------------------

     8. During the fiscal period ended December 31, 2005, there were NO stock options cancelled. Looking at our Consolidated statements of Deficiency in Assets on the 10-KSB, there were no debits for $40,000 during fiscal 2005 either. There were, however 340,000 stock options cancelled in fiscal 2004 and an entry for $40,000 was made in that fiscal period. On September 28, 2001, 280,000 stock options were granted at $0.50 per option when the fair value of our common stock was $1.50 per common share. During fiscal year ended December 31, 2001, $280,000 was recorded as unearned compensation and was charged to expense over the periods that services are rendered by the option holders beginning June 30, 2002, as the options vest. The $280,000 was calculated as the difference between the exercise price and the fair value of our common stock at the time of grant, that being $1 per option granted. During fiscal 2004, of those 280,000 options granted, 40,000 were cancelled, and therefore a debit entry for $40,000 was recorded to Additional Paid-In Capital. During the period ended March 31, 2006, 40,000 stock options were cancelled, but were not part of the original 280,000 options granted on September 28, 2001, and therefore no accounting entry was made.


Notes  to  the  Consolidated  Financial  Statements
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Note  1.  Summary  of  Significant  Accounting  Policies
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Advertising  Costs
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     9.   There were  no  significant  advertising  costs  or  expenses incurred during fiscal years ended 2005 or 2004. There were however "Media and Production" expenditures that are included under "Selling and Marketing" on our income statement. We will eliminate the "Advertising Cost" disclosure from our notes as we never have any significant expenditures in that area anyway, and replace it with a new category labeled " Media and Production Costs".

Stock  Options
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     10.  The disclosures  under  paragraph  48  of  SFAS  123  has  now  been included  in  the  amended  10-KSB.

     11. Pro-forma compensation expense determined under the fair value method was zero for 2005 and 2004 because there were no options granted to employees during those fiscal years. The $90,000 estimate was based on stock based compensation expense for fiscal 2005 which amounted to approximately $30,000, based on 160,000 options granted. We expect to grant somewhere between 450,000 to 500,000 options during fiscal 2006, which is how we arrived at the estimate of $90,000.


Note  3  Financial  Instruments
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     12.  The borrowing  rate  for  this  note  has  been  adjusted  for the Dec
          31,  2005  10-KSB  and  the  March  31,  2006  10-QSB.

Note  4  Commitments  and  Contingencies
----------------------------------------

     13. We feel that the sale of the rights to the TwinTech product and infomercial should be treated no differently than the sale of any of our other products. Management feels that whether we sell one unit of product, 5,000 units of product or the rights TO the product, the transaction should be recorded as a sale as this is essentially what our Company does. In the case of TwinTech, we secured the rights to the product, produced the infomercial and then sold both. We were not forced to sell the rights OR the infomercial and we would have continued to sell these products within the boundaries of our capital resources. The real value of our Company and our business is in the infomercials we produce as they, not the products themselves, are what generate our sales revenue.

     14. The production fee has now been disclosed in note 4 of the Dec 31, 2005 10-KSB and the March 31, 2006 10-QSB

Note  9  Segment  Reporting
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     15.  We have changed the classification of "net sales" to "net infomercial and product sales" on the Dec 31, 2005 10-KSB and the March 31, 2006 10-QSB.


Certifications
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     16.  Our certifications  have  been  revised  and  the  word  "annual"  has been  removed.

     17.  Paragraph 6 has been removed.

Form  10-QSB  for  Fiscal  Quarter  Ended  March  31,  2006
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Consolidated  Balance  Sheet,  page  2
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     18.  The  amount  has  now  been  eliminated  against  "Additional  Paid in
          Capital".

Notes  to  the  Consolidated  Financial  Statements,  page  6
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Note  1.  Summary  of  Significant  Accounting  Policies,  page  6
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Stock  options,  page  8
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     19.  The Stock  option  accounting  policy  note  has  been amended to show that we adopted SFAS 123 (R) as of January 1, 2006. We did not record any compensation expense for the period ended March 31, 2006 because there were no options granted during that period, and because none of the portion of awards outstanding as of January 1, 2006 (that being the adoption date of SFAS 123(R) had the requisite service rendered during that period. These services were performed during the period ended June 30, 2006, and accordingly, the related compensation expense will be recorded in our upcoming 10-QSB.

Item  3.  Controls  and  Procedures,  page  22
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     20.  The disclosure has been updated and revised as requested.


Exhibits  31.1  and  31.2
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     21.  The certifications have been revised as requested.